Patrick Loofbourrow +1 (619) 840-4824 loof@cooley.com	BY EDGAR

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Structure Therapeutics Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-269200)

January 23, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson

Terence O’Brien

Jimmy McNamara

Joe McCann

Re:	Structure Therapeutics Inc. Registration Statement on Form S-1 Filed January 12, 2023 File No. 333-269200

Ladies and Gentlemen:

On behalf of Structure Therapeutics Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 27, 2022 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 14, 2022 (the “DRS”), as amended on May 13, 2022 and December 6, 2022, and which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on January 12, 2023 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 2 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 2 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Two

Staff Comment

Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Significant Judgments and Estimated Ordinary Shares Valuation, page 115

2.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of $ [***] per American depositary share (“ADS”) to $ [***] per ADS (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s ADSs, each representing [***] ordinary shares, par value $0.0001 per share (the “Ordinary Shares”).

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Jefferies LLC, SVB Securities LLC, Guggenheim Securities, LLC, and BMO Capital Markets Corp., the lead underwriters (the “Representatives”) for the Company’s planned IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by discussions among the Company and the Representatives based on a variety of considerations and methodologies, including the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the ADS in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Three

Ordinary Share Valuation Methodologies

As there has been no public market for the Ordinary Shares to date, the estimated fair value of the Ordinary Shares for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its convertible preferred shares, and the most recent third-party valuation of its Ordinary Shares, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the Ordinary Shares as of each grant date including:

•	the prices at which the Company sold shares of redeemable convertible preferred shares to outside investors in arm’s-length transactions and the rights, preferences and privileges of the Company’s redeemable convertible preferred shares, relative to those of the Company’s Ordinary Shares;

•	lack of an active public market for the Ordinary Shares;

•	the Company’s stage of development and business strategy, and material risks related to the Company’s business;

•	the Company’s financial condition and the Company’s historical and forecasted performance and operating results, including the Company’s levels of available capital resources;

•	the progress of the Company’s research and development efforts;

•	the hiring of key personnel and the experience of management;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry; and

•	the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

The third-party valuations of the Ordinary Shares that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital shares to determine the estimated fair value of Ordinary Shares at each valuation date.

•	Market Approach (the “Market Approach”). Under the Market Approach, the Company estimates the value based upon the Company’s prior sales of preferred shares to unrelated third parties. The Company then applies these derived multiples or values to its financial metrics to estimate the Company’s market value.

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Four

•	Option Pricing Method (“OPM”). The OPM estimates the value of the Ordinary Shares using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of Ordinary Shares as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred shares, as well as their rights to participation, and the share prices of the outstanding options. Thus, the value of the Ordinary Shares can be determined by estimating the value of its portion of each of these call option rights. Under this method, the Ordinary Shares has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the Ordinary Shares represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a shareholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•	Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the Ordinary Shares, the Hybrid Method was utilized for the independent third-party valuations of the Ordinary Shares as of December 31, 2021 (the “December 2021 Valuation”), as of February 28, 2022 (the “February 2022 Valuation”), as of September 30, 2022 (the “September 2022 Valuation”), and as of November 30, 2022 (the “November 2022 Valuation”), each as discussed below, as the Company had some visibility into the timing of a potential IPO. Equity value for each liquidity event scenario utilized in each of the valuations was weighted based on a probability of each liquidity event’s occurrence. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid. In each of the IPO scenarios discussed below, the Company assumed that all outstanding shares of the Company’s convertible preferred shares will convert to Ordinary Shares and all outstanding options and warrants will be exercised.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per Ordinary Share. For grants of equity awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Ordinary Shares on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant.

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Five

Ordinary Share Valuations and Option Grants

The Company granted the following option awards since January 20, 2022:

Date of Grant	Numbers of Shares Subject to Options Granted		Exercise Price Per Ordinary Share		Estimated Fair Value Per Ordinary Share at Grant Date
January 20, 2022	[***]	$	[***]	$	[***]
May 12, 2022	[***]	$	[***]	$	[***]
May 19, 2022	[***]	$	[***]	$	[***]
July 14, 2022	[***]	$	[***]	$	[***]
October 17, 2022	[***]	$	[***]	$	[***]
December 20, 2022	[***]	$	[***]	$	[***]

December 2021 Valuation and January 20, 2022 Option Grants

On January 20, 2022, the Company granted options to purchase a total of [***] Ordinary Shares at an exercise price of $[***] per share. The Board determined the estimated fair value of the Ordinary Shares at the time of the grants to be $[***] per share based on a number of factors, including the December 2021 Valuation.

For the December 2021 Valuation, the Company estimated the fair value of the Ordinary Shares using the Hybrid Method, with the OPM (remain private scenario) being weighted at [***]% and the PWERM (IPO scenario) being weighted at [***]%.

For the OPM, the Market Approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the December 2021 Valuation, the backsolve method reflected the Company’s sale and issuance of 24,701,732 shares of Series B redeemable convertible preferred shares at a price of $4.0483 per share, for aggregate gross proceeds of $100.0 million, in a financing transaction in July 2021 (the “2021 Series B Financing”). The Company determined that the 2021 Series B Financing was an arm’s-length transaction occurring a few months prior to the valuation date and that the value derived could be relied upon in calculating the fair value for the Company’s Ordinary Shares.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of the Company’s Ordinary Shares based on the assumption that all preferred shares will convert to Ordinary Shares and that all options and warrants will be exercised, and that an IPO will occur within four months. The Company believes that the probability weighting of the potential liquidity event scenario was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% weighting for the PWERM methodology because at the time of the valuation, the Company had been communicating with potential underwriters and advisors as to the potential of an IPO, which gave the Company some visibility into the probability and timing of potential future outcomes. However, mere intent to submit a registration statement does not necessarily mean that the Company would be successful in completing an IPO. Unexpected systemic events like the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risk (including as a result of the Russia and Ukraine conflict and its impact on financial markets), the COVID-19 pandemic, actual or anticipated changes in interest rates and economic inflation or other Company specific events such as development setbacks and delays in clinical trials could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Accordingly, the PWERM methodology was weighted at [***]%, and captured the value created in the potential IPO scenario, while the OPM (remain private scenario) is captured in the OPM methodology (weighted at [***]%). Incorporated into the December 2021 Valuation was the backsolve method based on the Company’s 2021 Series B Financing.

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Six

In addition, a put option analysis based on the Black-Scholes Model, was performed in an effort to estimate the appropriate DLOM for the Ordinary Shares in both the remain private and potential IPO scenarios. For purposes of the December 2021 Valuation, the DLOM was concluded to be [***]% for the remain private scenario and [***]% for the IPO scenario.

For the period from the date of the December 2021 Valuation to January 20, 2022, the Board determined there were no internal or external developments since the date of the December 2021 Valuation that warranted a change in the estimated fair value of the Ordinary Shares. As a result, the Board determined the estimated fair value of the Ordinary Shares for the options granted on January 20, 2022 to be $[***] per share.

February 2022 Valuation and May 12, 2022 – July 14, 2022 Option Grants

From May 12, 2022 to July 14, 2022, the Company granted options to purchase a total of [***] Ordinary Shares at an exercise price of $[***] per share. The Board determined the estimated fair value of the Ordinary Shares at the time of the grants to be $[***] per share based on a number of factors, including the February 2022 Valuation.

For the February 2022 Valuation, the Company estimated the fair value of the Ordinary Shares using the Hybrid Method, with the OPM (remain private scenario) being weighted at [***]% and the PWERM (IPO scenario) being weighted at [***]%.

For the OPM, the Market Approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the February 2022 Valuation, the backsolve method reflected the Company’s 2021 Series B Financing and the anticipated sale and issuance of 8,155,272 Series B redeemable convertible preferred shares in a financing transaction, that at the valuation date was expected to involve new institutional investors in the Company and close shortly after the valuation date. The Company determined that the price of the Series B redeemable convertible preferred shares would be $4.0483 per share, the same price as the shares sold in the 2021 Series B Financing.

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Seven

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of the Company’s Ordinary Shares based on the assumption that all preferred shares will convert to Ordinary Shares and that all options and warrants will be exercised, and that an IPO will occur within four months. The Company believes that the probability weighting of the potential liquidity event scenario was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% weighting for the PWERM methodology because at the time of the valuation, the Company had confidentially submitted the Company’s DRS with the Commission on February 14, 2022, which gave the Company some visibility into the probability and timing of potential future outcomes. However, the mere submission of a confidential draft registration statement does not necessarily mean that the Company would be successful in completing an IPO for the reasons described above. Accordingly, the PWERM methodology was weighted at [***]%, and captured the value created in the potential IPO scenario, while the OPM (remain private scenario) is captured in the OPM methodology (weighted at [***]%). Incorporated into the February 2022 Valuation was the backsolve method based on Company’s 2021 Series B Financing.

In addition, a put option analysis based on the Black-Scholes Model, was performed in an effort to estimate the appropriate DLOM for the Ordinary Shares in the remain private scenario and a put option analysis based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Ordinary Shares in the IPO scenario. For purposes of the February 2022 Valuation, the DLOM was concluded to be [***]% for the remain private scenario and [***]% for the IPO scenario.

For the period from the date of the February 2022 Valuation to July 14, 2022 the Board determined there were no internal or external developments since the date of the February 2022 Valuation that warranted a change in the estimated fair value of the Ordinary Shares, except for the receipt of the comment letter from the Staff on the DRS on March 14, 2022, the confidential submission of Amendment No. 1 to the DRS with the Commission on May 13, 2022, the receipt of the comment letter from the Staff on Amendment No. 1 to the DRS on May 27, 2022 and the additional sale and issuance of 8,155,272 Series B redeemable convertible preferred shares at a price of $4.0483 per share, for an additional aggregate gross proceeds of $33.0 million, in April 2022 (the “2022 Series B Financing”). The Board determined the estimated fair value of the Ordinary Shares for the options granted between May 12, 2022 and July 14, 2022 to be $[***] per share.

September 2022 Valuation and October 17, 2022 Option Grants

On October 17, 2022, the Company granted options to purchase a total of [***] Ordinary Shares at an exercise price of $[***] per share. The Board determined the estimated fair value of the Ordinary Shares at the time of the grant to be $[***] per share based on a number of factors, including the September 2022 Valuation.

For the September 2022 valuation, the Company estimated the fair value of the Ordinary Shares using the Hybrid Method, with the OPM (remain private scenario) being weighted at [***]% and the PWERM (IPO scenario) being weighted at [***]%.

For the OPM, the Market Approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the September 2022 Valuation, the backsolve method reflected the Company’s 2021 Series B Financing and 2022 Series B Financing.

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Eight

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of the Company’s Ordinary Shares based on the assumption that all preferred shares will convert to Ordinary Shares and that all options and warrants will be exercised, and that an IPO will occur within four months. The Company believes that the probability weighting of the potential liquidity event scenario was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% weighting for the PWERM methodology because at the time of the valuation, the Company had (i) confidentially submitted the Company’s DRS with the Commission on February 14, 2022, (ii) received a comment letter from the Staff on the DRS on March 14, 2022, (iii) confidentially submitted Amendment No. 1 to the DRS with the Commission on May 13, 2022, and (iv) received a comment letter from the Staff on Amendment No. 1 to the DRS on May 27, 2022, which gave the Company further visibility into the probability and timing of potential future outcomes. However, the mere submission of a confidential draft registration statement does not necessarily mean that the Company would be successful in completing an IPO for the reasons described above. Accordingly, the PWERM methodology was weighted at [***]%, and captured the value created in the potential IPO scenario, while the OPM (remain private scenario) is captured in the OPM methodology (weighted at [***]%). Incorporated into the September 2022 Valuation was the backsolve method based on the Company’s 2021 Series B Financing and 2022 Series B Financing.

In addition, a put option analysis based on the Black-Scholes Model, was performed in an effort to estimate the appropriate DLOM for the Ordinary Shares in the remain private scenario and a put option analysis based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Ordinary Shares in the IPO scenario. For purposes of the September 2022 Valuation, the DLOM was concluded to be [***]% for the remain private scenario and [***]% for the IPO scenario.

For the period from the date of the September 2022 Valuation to October 17, 2022, the Board determined there were no internal or external developments since the date of the September 2022 Valuation that warranted a change in the estimated fair value of the Ordinary Shares. As a result, the Board determined the estimated fair value of the Ordinary Shares for the October 17, 2022 option grants to be $[***] per share.

November 2022 Valuation and December 20, 2022 Option Grants

On December 20, 2022, the Company granted options to purchase a total of [***] Ordinary Shares at an exercise price of $[***] per share. The Board determined the estimated fair value of the Ordinary Shares at the time of the grants to be $[***] per share based on a number of factors, including the November 2022 Valuation.

For the November 2022 valuation, the Company estimated the fair value of the Ordinary Shares using the Hybrid Method, with the OPM (remain private scenario) being weighted at [***]% and the PWERM (IPO scenario) being weighted at [***]%.

For the OPM, the Market Approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the November 2022 Valuation, the backsolve method reflected the Company’s 2021 Series B Financing and 2022 Series B Financing.

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Nine

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of the Company’s Ordinary Shares based on the assumption that all preferred shares will convert to Ordinary Shares and that all options and warrants will be exercised, and that an IPO will occur within four months. The Company believes that the probability weighting of the potential liquidity event scenario was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% weighting for the PWERM methodology because at the time of the valuation, the Company had (i) confidentially submitted the Company’s DRS with the Commission on February 14, 2022, (ii) received a comment letter from the Staff on the DRS on March 14, 2022, (iii) confidentially submitted Amendment No. 1 to the DRS with the Commission on May 13, 2022, (iv) received a comment letter from the Staff on Amendment No. 1 to the DRS on May 27, 2022, and (v) determined to prepare to confidentially submit Amendment No. 2 to the DRS with the Commission, which gave the Company even further visibility into the probability and timing of potential future outcomes. However, the mere submission of a confidential draft registration statement does not necessarily mean that the Company would be successful in completing an IPO for the reasons described above. Accordingly, the PWERM methodology was weighted at [***]%, and captured the value created in the potential IPO scenario, while the OPM (remain private scenario) is captured in the OPM methodology (weighted at [***]%). Incorporated into the November 2022 Valuation was the backsolve method based on the Company’s 2021 Series B Financing and 2022 Series B Financing.

In addition, a put option analysis based on the Black-Scholes Model, was performed in an effort to estimate the appropriate DLOM for the Ordinary Shares in the remain private scenario and a put option analysis based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Ordinary Shares in the IPO scenario. For purposes of the November 2022 Valuation, the DLOM was concluded to be [***]% for the remain private scenario and [***]% for the IPO scenario.

For the period from the date of the November 2022 Valuation to December 20, 2022, the Board determined there were no internal or external developments since the date of the November 2022 Valuation, except for the confidential submission of Amendment No. 2 to the DRS to the Commission on December 6, 2022, that warranted a change in the estimated fair value of the Ordinary Shares. As a result, the Board determined the estimated fair value of the Ordinary Shares for the December 20, 2022 option grants to be $[***] per share.

Explanation of Difference Between the Estimated Fair Value of Ordinary Shares and the Midpoint of the Preliminary Price Range

The Company believes that the following key factors, among others, each contributed individually to the increases in estimated fair values over the period from January 2022 through December 2022, and the collective effect of the following key factors resulted in the ultimate value reflected by the Preliminary Price Range:

•	The 2022 Series B Financing in April 2022 strengthened the Company’s balance sheet and served as further validation of the Company’s business.

•	The Company appointed Jun Yoon, the Company’s former Chief Operating Officer as its Chief Financial Officer in May 2022.

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Ten

•	The Company identified and appointed the following new independent directors to the Board: Daniel Welch (effective January 2022), Sharon Tetlow (effective March 2022), Eric Dobmeier and Joanne Waldstreicher (both effective December 2022), each with extensive financial and biopharmaceutical experience.

•	The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”), and the filing of the Registration Statement with the Commission on January 12, 2023.

•	The holders of the Company’s convertible preferred shares currently enjoy substantial economic rights and preferences over the holders of Ordinary Shares, including the right to receive liquidation payments in preference to holders of Ordinary Shares. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred shares upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred shares results in a higher valuation of the Ordinary Shares.

•	The Preliminary Price Range represents a future price for the ADSs that, if issued in the Company’s planned IPO, would be immediately freely tradable in a public market, whereas the estimated fair values of the Ordinary Shares in the last year represent an estimate of the fair value of the Ordinary Shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•	Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace, conditions that today are particularly dynamic and fluid.

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public capital markets and provide enhanced operational flexibility, increasing the value of the ADSs and Ordinary Shares compared to that of a private company.

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
January 23, 2023
Page Eleven

Further, the PWERM methodology used in connection with the November 2022 Valuation estimated a fair value of the Ordinary Shares to be $[***] per Ordinary Share in the IPO scenario, prior to applying related time to liquidity discount rates, IPO probability weighting and DLOM. Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair values of Ordinary Shares as determined by the Board since January 20, 2022 are consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations are consistent with the increasing value of the Ordinary Shares in connection with the Company’s progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Ordinary Share Valuations and Option Grants,” which have been used as the basis for determining the equity-based compensation in connection with its option grants since January 20, 2022, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*                 *                 *

Please contact me at (619) 840-4824 or Charlie S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Patrick Loofbourrow

Patrick Loofbourrow
Cooley LLP

cc:	Raymond Stevens, Ph.D., Structure Therapeutics Inc.

Jun Yoon, Structure Therapeutics Inc.

Andrew Harline, Cooley LLP

Su Lian Lu, Cooley LLP

Matthew Bush, Latham & Watkins LLP

Cheston Larson, Latham & Watkins LLP

FOIA Confidential Treatment Requested by Structure Therapeutics Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: (858) 550-6000 f: (858) 550-6420 cooley.com